
April 23, 2025

Matias Goldenhörn
Chief Executive Officer and Director
Athena Bitcoin Global
1 SE 3rd Avenue Suite 2740
Miami, Florida 33131

> **Re: Athena Bitcoin Global**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed April 10, 2025**
> **File No. 333-262629**

Dear Matias Goldenhörn:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 10, 2025 letter.

Amendment No. 7 to Registration Statement on Form S-1
Risk Factors
The theft, loss, or destruction of private keys required to access any Bitcoin may be irreversible..., page 28

1. We note your disclosure that "BitGo's custodial accounts are segregated and secure, and BitGo carries insurance policies that may cover certain losses (providing an additional layer of protection to the Company)." Please revise to disclose the amount of coverage provided by BitGo's insurance policy and any coverage limitations.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>White-label Service, page 61</u>

2.   We note your added disclosure on page 62 that "[i]f the user chooses to receive the Bitcoin in a Chivo wallet, then the Government of El Salvador (through the Chivo wallet system) retains custody of the private keys associated with that wallet" and that "the end user does not have direct access to the private keys." Please add a separately captioned risk factor addressing any risks attendant to the fact that the Government of El Salvador (or its designated Chivo wallet operator) retains custody of the private keys associated with the Chivo wallet system, as you state on page 62, including any risk of loss or compromise of such private keys.

<u>The Business</u>
<u>Athena Plus, page 94</u>

3.   We note your response to prior comment 8. We also note your disclosures throughout the prospectus that since July 19, 2023, you do not transact, or make offers to transact with your customers, in any crypto assets except Bitcoin. However, your website (at https://athenabitcoin.com/how-to-buy) states that you "currently offer Bitcoin, Litecoin, Ether/ETH and Bitcoin Cash (BCH)" for purchase through your Athena ATMs. Additionally, the "Athena Plus" webpage on your website states that, "Athena Plus-approved clients have access to buy and sell the following digital currencies: Bitcoin (BTC/XBT), Ethereum (ETH), and Litecoin (LTC). More assets might be available upon request." Please advise as to whether you transact, or make offers to transact, with your customers in crypto assets other than Bitcoin. Also, please revise to reconcile and/or clarify your disclosures, as appropriate.

        Please contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or David Lin at 202-551-3552 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Crypto Assets

cc: Iwona J. Alami, Esq.